EXHIBIT 1
WEST CREEK CAPITAL
1919 Pennsylvania Avenue NW
Suite 725
Washington, D.C. 20006
(202) 416-4738

January 14, 2007

Mr. James A. Moore
Director
Capital Senior Living Corp.
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

Capital Senior Living

Dear Mr. Moore:

Recently, Capital Senior Living (the “Company”) announced plans to acquire the 32 leasehold interests owned by Hearthstone Senior Services, L.P. (the “Hearthstone Transaction”).  When announced, we hoped the deal was a step toward addressing the issues raised in our letter, dated December 3, 2007.  We have now completed our initial diligence with respect to the transaction.  Based on our work, we believe the Hearthstone Transaction is overwhelmingly unattractive from the perspective of the Company’s shareholders.  Therefore, we request that the transaction be abandoned immediately and that no further Company assets be wasted on it.

Among the motivations for our December letter was our concern that the lack of alignment between the interests of shareholders and Company decision-makers might lead to actions destructive of shareholder value.  Sadly, the Hearthstone Transaction appears to confirm that our concern was well founded.  As a result, we reiterate our request that once the Hearthstone Transaction has been abandoned, the Board promptly retain an independent investment bank to review strategic alternatives to maximize shareholder value, including the sale or liquidation of the Company.

We have set out below our concerns about the Hearthstone Transaction:

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The Company plans to spend $37 million (or roughly 16% of its market capitalization) on an interest that we believe has little, if any, economic value.  In March, 2006, Nationwide Health Properties (“NHP”), a New York Stock Exchange listed REIT, and the private equity firms that owned Hearthstone, completed a $431 million sale/leaseback of the 32 properties the Company intends to purchase.  As you know, it is industry practice for sale/leaseback pricing to allow the sellers to monetize 100% of the value of their properties. Everything we’ve learned about the NHP/Hearthstone deal suggests the sellers received full value for their assets.  It is also REIT industry practice to have sellers retain a “stub equity” position.  The “stub equity” has a claim on cash-flow, if any, once the obligations under the REIT’s 100% leverage have been paid. It is this highly leveraged “stub” that the Company proposes to purchase.  Given the ebullient nature of the market in 2006, and the current financial turmoil, we do not believe NHP could recoup its entire investment in Hearthstone today.  It is as though the Company proposes to pay a premium for the junior tranche of a mortgage securitization, when the senior tranche is “underwater”.  It is difficult to imagine anyone entering such a transaction for purely economic reasons.

Mr. James Moore, Capital Senior Living

January 14, 2008

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We believe that assuming the Hearthstone/NHP leases could, over time, bankrupt the Company.  As part of the transaction, we understand the Company will assume the NHP leases. Based on the Company’s press release, these leases require the Company to pay NHP over $35 million per annum (with annual step-ups).  We understand that these obligations will be recourse to the Company’s credit, and that one of the prime benefits to NHP for participating in the deal is to improve the credit quality of its tenant.  Based on the NHP press release describing the sale/leaseback, at the time of the deal, the lease coverage ratio was 1.0x.  Although coverage was expected to grow, The SeniorCare Investor, a noted industry publication, wrote that “starting off any lease with a 1.0x coverage ratio is aggressive and risky”.  The referenced risk was all borne by NHP, as Hearthstone had fully cashed-out the value of the properties and appears to have left a creditless shell as a tenant.  Staggeringly, the Company now plans to pay for the right to step into the shoes of the shell.  Operating at such a thin coverage margin, any operating or market problems will require the Company to service the NHP leases from other cash-flows.  Looking at the Company’s financial statements, it is hard to see where this money would come from, and easy to imagine the Company getting into serious financial peril.

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The Hearthstone Transaction offers no meaningful upside for the Company. Based on the Company press release and conference call, it appears that the pre-tax cash-flow attributable to the “stub” position is expected to be approximately $4 million, generating a return to the Company of roughly 10%. On the conference call, management indicated that they did not hope for substantial occupancy growth above the current 89%.  Given step-ups in the NHP lease, it appears possible that this starting yield is close to the maximum the Company can hope to earn.  Of course, as the “stub” receives cash-flow only after all senior obligations have been paid, it is also possible that the Company will earn nothing.  To earn 10% on a highly leveraged “stub” position, particularly when providing “credit-enhancement” for an “underwater” senior position, is surprisingly little compensation for the risk.  We believe that in other markets, a Company willing to “bet” on the residual piece of a highly leveraged transaction, while wrapping its credit around the senior claims, would at least have a hope of substantial profit for suffering such long odds against success.

Mr. James Moore, Capital Senior Living

January 14, 2008

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We do not believe the Company has the expertise to manage the Hearthstone assets.   While the Company’s line management receives high marks for operating its Independent Living assets, the Company has limited experience with Assisted Living properties.  This lack of experience is compounded by the unique management challenges associated with the dual occupancy nature of much of the Hearthstone portfolio. Our diligence suggests that Hearthstone’s senior management, who are leaving, are uniquely talented, and that at best there will be a steep learning curve before the Company is able to manage the portfolio.  The Hearthstone Transaction appears to marry extraordinary financial risk with tremendous operating uncertainty.

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The Company is paying a big premiumto replacement cost and Net Asset Value, while its stock has persistently traded at a significant discountto replacement cost and NAV.  The full enterprise value of the Hearthstone Transaction (the $431 million senior position held by NHP plus the $37 million “stub”) is roughly $470 million.  Based on the 2,200 units to be purchased, the price per unit is roughly $215,000.   The SeniorCare Investor called the roughly $200,000 per unit paid by NHP “an eye popping number, even in this market”.  The price per unit the Company intends to pay is obviously higher still, while financial markets have certainly weakened.  From an operating perspective, paying a significant premium to replacement cost exposes the Company to competitors who can build new assets at far lower cost, and therefore profit at far lower rents.  From a shareholder’s perspective, we struggle to understand the decision to buy another company’s assets at a multiple of replacement cost, rather than buying our own (through share repurchases) at a fraction of replacement cost.

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The Company indicated it may sell stock to finance the Hearthstone Transaction, selling its own assets below NAV (and replacement cost), to buy the highly leveraged “stub equity” in a portfolio priced above NAV.  By selling a fractional interest in the existing portfolio at current prices, and using the proceeds to complete the Hearthstone Transaction, the Company appears to be “selling low” in order to “buy high”.  It is hard to imagine how this creates shareholder value.

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The Hearthstone Transaction may act as a “poison pill”, making the Company less attractive to prospective purchasers.   We believe, and our diligence confirms, that the principal attraction of the Company to potential purchasers is its cheap stock price (even assuming a takeover premium) relative to the value of the underlying assets.  Encumbering the Company with a large lease liability eliminates the discount, as a purchaser would have to consider NHP’s senior claim before ascribing value to the common stock.  In effect, the Hearthstone Transaction is a wealth transfer from the Company’s shareholders to NHP’s shareholders (and of course to Hearthstone’s owners, who in the midst of financial turmoil are selling a highly leveraged “stub” for an extraordinary price).

Mr. James Moore, Capital Senior Living

January 14, 2008

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The timing of the transaction raises questions about management’s motivations. Since our December letter, we have spoken with nearly every one of the Company’s institutional shareholders.  If publicly filed information is correct, these shareholders own a majority of the outstanding stock.  We believe there is a high level of dissatisfaction with the existing senior management and Board. We have advised management of these conversations in the hope that they would act in accordance with shareholders’ wishes. For the three years we have been involved with the Company, little has been acquired.  In the thirty days since our letter, management has decided to “bet the Company”.  Given what we know of the Hearthstone Transaction, it is hard to imagine that this highly leveraged “stub” is the opportunity management has waited for.

Our December letter criticized senior management for many things, but not for being reckless. While public competitors spent the last three years creating large enterprises, or merging into them, the Company was cautious.  We feel compelled to note that during this time Chairman Jim Stroud also sold the bulk of his holdings in the Company.  Now, with greatly reduced personal exposure, and in the face of substantial financial turmoil, Mr. Stroud has decided to pay an extraordinary price for an interest in a highly leveraged “stub equity” involving assets the Company has little experience managing.  In the Company press release, management states that “we believe this transaction is very strategic and will create tremendous value for our shareholders”.  The Company’s stock has declined nearly 15% since the date of that press release. If management believes their words, we invite them, and the independent directors, to purchase stock in the Company. Absent such an investment, we believe shareholders should place little faith in what management says.

As you and the other independent directors currently own little stock in the Company, we understand there is no economic urgency for you to stand against management to protect shareholder interests.  That said, we remind you that economics aside, you have a fiduciary obligation to do exactly that.  Based on what we know, we do not believe thatany “reasonable person” would consider the Hearthstone Transaction to be in the best interests of the Company’s shareholders.  Try as we might, our diligence revealed no reasonable economic basis for buying the Hearthstone “stub”.  We encourage you and the other independent directors to complete your own diligence with respect to the transaction.  We also caution that if the Company moves forward with the Hearthstone Transaction, and our fears about the deal prove out, we believe shareholders may be justified in holding you and your colleagues personally responsible for the lost value.

Mr. James Moore, Capital Senior Living

January 14, 2008

Finally, no shareholder we’ve spoken to has received a call from any independent director.  We ask again, particularly in light of the pending material transaction, that you or one of your colleagues reach out to shareholders to hear their views.  We believe you will hear a powerful vote of “no confidence” in existing management and a strong desire to see the Company sold.

Sincerely,	Sincerely,
/s/ Roger Feldman	/s/ Harvey Hanerfeld

Roger Feldman	Harvey Hanerfeld
Principal	Principal